SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Solarfun Power Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83415U108 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

SCHEDULE 13G
CUSIP No. 83415U108		Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Brilliant Orient International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

14,050,537
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

14,050,537
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,050,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP No. 83415U108		Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Hony Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

14,050,537(1)
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

14,050,537(1)
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,050,537(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Hony Capital II, L.P. holds such shares through its wholly owned subsidiary Brilliant Orient International Limited. Voting and investment control over such shares is held by Hony Capital II, L.P.’s five-seat investment committee. Among the five representatives of such committee, three of them, who are currently Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II GP Limited, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. Right Lane Limited is the sole shareholder of Hony Capital II GP Limited. Legend Holdings Limited is the sole shareholder of Right Lane Limited.

SCHEDULE 13G
CUSIP No. 83415U108		Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Hony Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

14,050,537
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

14,050,537
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,050,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
12	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer:

Solarfun Power Holdings Co., Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

Item 2	(a).	Names of Persons Filing:

(1) Brilliant Orient International Limited

(2) Hony Capital II, L.P.

(3) Hony Capital II GP Limited

Item 2	(b).	Address of Principal Business Office:

The address of the principal business office of each of Brilliant Orient International Limited, Hony Capital II, L.P. and Hony Capital II GP Limited is 7th Floor, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nanlu, Haidian District, Beijing 100080, People’s Republic of China.

Item 2	(c).	Citizenship:

Hony Capital II, L.P. and Hony Capital II GP Limited are chartered in Cayman Islands.

Brilliant Orient International Limited is a British Virgin Islands company.

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, par value US$0.0001 per share.

Item 2	(e).	CUSIP Number:

83415U108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Page 5 of 7 pages

Item 4.	Ownership. (as of December 31, 2006)

(a) Amount beneficially owned: See item 9 of cover pages.

(b) Percent of class: See item 11 of cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Hony Capital II, L.P. is the sole shareholder of Brilliant Orient International Limited. Hony Capital II GP Limited holds a general partnership interest in Hony Capital II, L.P.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

BRILLIANT ORIENT INTERNATIONAL LIMITED

By:	/s/ Sheng Lin
Name:	Sheng Lin
Title:	Director

HONY CAPITAL II, L.P.

Acting by its general partner

Hony Capital II GP Limited

By:	/s/ John Huan Zhao
Name:	John Huan Zhao

a duly authorized representative

HONY CAPITAL II GP LIMITED

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Director

Page 7 of 7 pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement among Brilliant Orient International Limited, Hony Capital II, L.P. and Hony Capital GP Limited as to joint filing of Schedule 13G.